UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2014

Commission File Number 001-36187

EVOGENE LTD.
(Translation of registrant’s name into English)

13 Gad Feinstein Street Park Rehovot P.O.B 2100 Rehovot 7612002 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

On January 12, 2014, the Board of Directors of Evogene Ltd., or the Company, appointed Mr. Ziv Kop to serve as a director of the Company. The appointment was effective immediately and is for a period that will last until the date of the next general meeting of shareholders of the Company (whether special or annual),  at which time he will be subject to reelection by the Company’s shareholders in accordance with the Company’s articles of association.

Biographical information for Mr. Kop is set forth below:

Ziv Kop   is the founder and CEO of Go Capital, a newly formed private equity fund targeting growth opportunities in technology driven private and public Israeli companies. Previously, and since its inception in 2003, Mr. Kop was a Managing Partner at GlenRock Israel, a private equity investment firm, where he managed a portfolio of growth companies in the fields of advanced technologies and healthcare, and served on the board of more than ten private and public companies. Prior to his role at GlenRock, Mr. Kop served as Chief Executive Officer of POC Management Consulting, a leading Israeli consultancy in the field of strategic planning. Mr. Kop is a graduate of both Tel Aviv University Law School and Business School, and INSEAD's Young Managers Program.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EVOGENE LTD.

Date: January 15, 2014	By:	/s/ Sigal Fattal
	Name:	Sigal Fattal
	Title:	Chief Financial Officer